Mail Stop 3-8


November 30, 2004


By Facsimile and U.S. Mail

James Sumas
Chief Executive Officer, Chief Operating Officer and Chairman of the Board of Directors
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

Re:	Village Super Market, Inc.
Form 10-K for the year ended July 31, 2004
Filed October 21, 2004
	File No.  0-02633

Dear Mr. Sumas:

	We have reviewed the responses in your letter dated November 23, 2004 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Note 1. Summary of Significant Accounting Policies

We note your response to prior comment 7. Our comment was not directed towards your application of paragraph 17 of SFAS 131 or your determination of reportable segments. You have not addressed how you determined that the company operates in one operating segment under paragraph 10 of SFAS 131 or how your assessment of goodwill impairment on the basis of the company as one reporting unit is supportable. Please address our prior comment, which is restated below for your convenience:
The Goodwill section states that you operate as a single reporting unit for purposes of evaluating goodwill for impairment. SFAS 142 paragraph 30 defines a reporting unit as an operating segment or one level below an operating segment. Based on review of previous filings including the year ended July 1999 10-K it appears that goodwill was created as a result of purchasing stores. For example, in 1999 goodwill increased by approximately $1,500,000 as a result of the purchase of the Vineland store. Given that it appears that goodwill relates to specific stores and we assume that each store represents an operating segment under paragraph 10 of SFAS 131 please explain why it is appropriate to evaluate impairment on the basis of the company as a single reporting unit rather than evaluating impairment at the store level. Provide reference to applicable authoritative literature.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comment and provides any requested supplemental information. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	If you have any questions regarding this comment, please direct them to Staff Accountant Adam Phippen at (202) 824-5549. In his absence, your questions regarding disclosure issues may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

James Sumas
Chief Executive Officer, Chief Operating Officer and Chairman of the Board of Directors
Village Super Market, Inc.
November 30, 2004
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